Amendment to
Investment Advisory and Management Agreement between
Curian Variable Series Trust and Curian Capital, LLC

This Amendment is made by and between Curian Variable Series Trust, a Massachusetts business trust (“Trust”), and Curian Capital, LLC, a Michigan limited liability company (“Adviser”).

Whereas, the Trust and the Adviser are parties to an Investment Advisory and Management Agreement dated December 19, 2011, as amended (“Agreement”), whereby the Adviser agreed to serve as the investment adviser and business manager for the Funds of the Trust.

Whereas, the parties have agreed to amend Section 6, “Term of Agreement,” in order to clarify the annual approval date of the Agreement.

Now Therefore, the parties hereby agree to amend the Agreement as follows:

Section 6, “Term of Agreement,” is deleted and replaced in its entirety with the following:

6.  Term of Agreement

This Agreement will become effective as to a Fund upon execution or, if later, the date that initial capital for such Series is first provided to it.  If approved by the affirmative vote of a majority of the outstanding voting securities (as defined by the Act) of a Fund with respect to such Fund, voting separately from any other Fund of the Trust, this Agreement shall continue in full force and effect with respect to such Fund for two years from the date of the effective date of the initial Investment Advisory Agreement with regard to all Fund(s) covered by this Agreement.  After the initial two-year period with respect to a Fund, this Agreement will continue from year to year through December 31st for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuation is specifically approved at least annually (i) by the Trustees by vote cast in person at a meeting called for the purpose of voting on such renewal, or by the vote of a majority of the outstanding voting securities (as defined by the Act) of such Fund with respect to which renewal is to be effected, and (ii) by a majority of the non-interested Trustees by a vote cast in person at a meeting called for the purpose of voting on such renewal.  Any approval of this Agreement or the renewal thereof with respect to a Fund by the vote of a majority of the outstanding voting securities of that Fund, or by the Trustees which shall include a majority of the non-interested Trustees, shall be effective to continue this Agreement with respect to that Fund notwithstanding (a) that this Agreement or the renewal thereof has not been so approved as to any other Fund, or (b) that this Agreement or the renewal thereof has not been so approved by the vote of a majority of the outstanding voting securities of the Trust as a whole.

In Witness Whereof, the Adviser and the Trust have caused this Amendment to be executed as of December 9, 2013 effective as of December 31, 2013.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Curian Variable Series Trust		Curian Capital, LLC

By:	/s/ Angela R. Burke	By:	/s/ Michael A. Bell
Name:	Angela R. Burke	Name:	Michael A. Bell
Title:	Assistant Secretary	Title:	President and Chief Executive Officer